FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of January 2004 Commission File Number 1-31318

Gold Fields Limited (Translation of registrant’s name into English) 24 St. Andrews Rd. Parktown, 2193 South Africa (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
GOLD FIELDS LIMITED

By:	/s/ W J Jacobsz

Name:	Mr W J Jacobsz
Title:	Senior Vice President: Investor Relations and Corporate Affairs

Date:	7 January 2004

Gold Fields and Fujian Zijin Mining Industry Co. Limited announce Strategic Partnership

HONG KONG — Gold Fields Limited, through its offshore, wholly-owned subsidiary Orogen Holdings (BVI) Limited (“Gold Fields”), and Fujian Zijin Mining Industry Co. Limited (“ZIJIN”) are pleased to announce a strategic partnership which will see Gold Fields’ purchase of a total of US$7.73 million of shares in ZIJIN in the Initial Public Offering (IPO) of ZIJIN on the Hong Kong Stock Exchange (“HKSE”) and establishment of a joint venture to explore for and develop gold properties in the Fujian Province of the People’s Republic of China (“PRC”). This purchase represents approximately 18 million shares out of 318 million issued, or roughly 5.7% of the float of 27% of the company. Gold Fields was the largest single purchaser of shares in the IPO.

Gold Fields and ZIJIN will establish a Sino-Foreign Joint Venture to acquire, explore for and develop gold properties in Fujian Province, PRC. Equity in the JV will initially be Gold Fields 60% and ZIJIN 40%. Gold Fields will invest the first US$0.5 million in exploration expenditure and ZIJIN will contribute Exploration Licences, data, local knowledge, and facilitate further tenement acquisition. Following Gold Fields’ initial period of sole funding exploration expenditure, both parties will contribute according to their equity positions.

Both parties recognise their strength and leading positions in the gold mining industry, internationally, and in the PRC and intend to broaden the partnership to the mutual benefit of both companies.

ZIJIN is one of China’s largest gold producers, which has been growing rapidly in recent years. The principal asset of ZIJIN is the Zijinshan Gold Mine located in Fujian Province, which is the largest producing gold mine in the PRC. The company has interests in a number of other gold and base metal projects throughout China, ranging from grass roots exploration to operating stage, including the Shuiyindong Gold Mine in Guizhou, and the Ashele Cu-Zn project in Xinjiang Uyghur Autonomous Region. The Company, which employs 1,035 people nationwide, produces more than 300,000 ounces of gold annually. ZIJIN is listed on the HKSE under the code 2899.

Gold Fields is one of the world’s largest gold producers, operating in three key gold mining countries, South Africa, Ghana and Australia. The company, which employs 48,000 people worldwide, produces more than 4 million ounces of gold annually. Gold Fields is listed on the JSE Securities Exchange and the London Stock Exchange, among others and its American Depository Shares are listed on the New York Stock Exchange under the symbol GFI.

FORWARD-LOOKING STATEMENT
The statements herein that are not historical facts are forward-looking statements. These statements address future events and conditions and so involve inherent risks and uncertainties. Actual results could differ from those currently projected.

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FOR FURTHER INFORMATION PLEASE CONTACT:

Gold Fields Australasia Pty Ltd	Fujian Zijin Mining Industry Co. Limited

Tommy McKeith	Chen Jinghe
Director	Chairman

Level 5, 50 Colin Street	277 Beihuan Road
West Perth	Shanghang County
Western Australia 6005	Fujian Province 36 42 00
Australia	P.R. China

Tel: +61 (08) 9211 9200	Tel: +86 0597 384 2888
Fax: +61 (08) 9226 3477	Fax: +86 0597 388 3997
Web: www.gold-fields.com.au	Web: www.zjky.com.cn